UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

HEART TEST LABORATORIES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42254E104

(CUSIP Number)

November 15, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 42254E104

Person 1

(1)	Names of reporting persons Matthews Holdings Southwest Inc. EIN 75-2321197
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Texas

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 5,241,758(1)
	(6)	Shared voting power 0
	(7)	Sole dispositive power 5,241,758(1)
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 5,241,758(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.1%(1)
(12)	Type of reporting person (see instructions) CO

(1)	John H. Matthews (the “Reporting Person”), as sole controlling shareholder of Matthews Holdings Southwest, Inc., has sole voting and dispositive power over all such shares. The Reporting Person’s ownership consists of (i) 3,972,549 shares of common stock, and (ii) 1,269,209 shares of common stock issuable upon exercise of certain warrants, MSW Warrants, or Pre-Funded Bridge Warrants.

Person 2

(1)	Names of reporting persons John H. Matthews
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 5,241,758(1)
	(6)	Shared voting power 0
	(7)	Sole dispositive power 5,241,758(1)
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 5,241,758(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.1%(1)
(12)	Type of reporting person (see instructions) IN

Item 1.	(a) Name of Issuer: Heart Test Laboratories, Inc. (b) Address of Issuer’s Principal Executive Offices: 550 Reserve St, Suite 360 Southlake, Texas 76092

Item 2.

(a) Name of Person Filing

Matthews Holdings Southwest Inc.

(b) Address of principal business office or, if none, residence:

320 W. Main St., Lewisville, TX 75057-3866

(c) Citizenship:

The Reporting Person is a Texas Corporation

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share

(e) CUSIP Number:

42254E104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 5,241,758

(b) Percent of class: 8.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 5,241,758

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 5,241,758

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

SCHEDULE 13G

CUSIP No. 42254E104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2023

/s/ John H. Matthews
John H. Matthews

Matthews Holdings Southwest Inc.

By:	/s/ John H. Matthews
	Name:	John H. Matthews
	Title:	Chief Executive Officer